April 20, 2007

Mail Stop 4561

Jeffrey W. Lunsford
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, Arizona  85281

RE:	Limelight Networks, Inc.
Form S-1 filed March 22, 2007
File No. 333-141516

Dear Mr. Lunsford:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. Throughout the prospectus you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications and identify the statements in the prospectus that they support. If you commissioned the preparation of the demographic and market data upon which you rely, please file a consent from the provider for the use of its name and the information attributed to it.

Summary
3. Please revise the summary risk factor that lists "the consequences of a potential adverse resolution of the lawsuit..." to disclose the nature of the consequences of an adverse resolution. Although we note your disclosure on page 54 that you do not believe that a loss is probable in connection with the patent infringement litigation, in light of the fact that an injunction or adverse resolution could bring your operations to a halt, please revise the forepart of the summary to highlight this risk and the fact that litigation involving the same patents by the same plaintiffs was resolved in the plaintiff`s favor.

The Offering, page 4

4. Please revise your disclosures regarding the use of proceeds to quantify the portions of the net proceeds that will be used to fund capital expenditures for network and equipment and quantify the portion that you expect to use for general corporate purposes. In this connection, we note your disclosure on page 52 that you expect to make capital expenditures to expand your CDN of approximately
$40
to $50 million in each of 2007 and 2008. In addition, we note your disclosure on page 54 that you intend to use a portion of the net proceeds of the offering to repay all of your obligations under your bank lines and capital leases. Please also revise to disclose the uses of the credit facility a portion of which you intend to repay with the proceeds of the offering. Please also revise as necessary to ensure consistency with your disclosures in your Use of Proceeds section on page 26.
Risk Factors, page 8

5. Please include a risk factor that your former president and chief executive officer, who served as such until October 2006, was alleged by the SEC to have participated in a fraudulent scheme to inflate revenues and earnings while acting as an executive officer for another company.

6. Please revise to include a risk factor discussing how the fact that an affiliate of the underwriter will be selling shares in the offering presents a conflict of interest since the underwriters will have an interest in the successful completion of the offering in addition to receiving the underwriting commissions and other compensation. You may also disclose how this conflict of interest is being addressed through the use of a qualified independent underwriter.
7. Please revise to include a risk factor associated with your disclosure that you became unprofitable primarily due to an increase in your stock based compensation (page 35) and litigation expenses and your disclosure that you expect your stock based compensation expense to increase.

A lawsuit has been filed against us..., page 8

8. Please revise the disclosure to clarify the consequences to the party sued in the referenced lawsuit in which one of the patents was upheld. We note your disclosure that there was no settlement and no license granted.

Selected Consolidated Financial Data, page 31
9. Please provide your basis in GAAP for providing pro forma financial information for the period ending December 31, 2003, or remove this presentation accordingly.

Overview, page 33

10. Please disclose some quantitative basis for your statement that traffic on your network has grown dramatically in the last three years.

11. Please disclose a brief description of the escrow arrangement for the litigation expenses.

Stock-Based Compensation, page 40
12. In light of your initial public offering, we note that you have reassessed the fair value assigned to certain equity issuances to address factors or milestones that you believe impacted your previous valuations. Please clarify the fair values determined during each of the periods referenced in your bullet points. In addition, clarify the amount of additional compensation expense recognized as part of this reassessment.

Financing Activities, page 53

13. Please disclose a brief description of the share repurchase transactions and the business purpose for the transactions.

Non-GAAP Measures, pages 54 - 55

14. Tell us how you considered the guidance in Item 10(e) of Regulation S-K when adjusting EBITDA to add back items of a recurring nature such as expenses related to stock-based compensation and
litigation expenses.   Demonstrate the usefulness in adjusting for
these recurring items.   Reference is made to Question 8, 9, and
10
of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued by the Commission.

Contractual Obligations, Contingent Liabilities and Commercial
Commitments, page 54

15. Please revise your disclosure to include interest in your table or a discussion in the text. Refer to FR-72, Commission Guidance
Regarding Management`s Discussion and Analysis of Financial
Condition
and Results of Operations.

Customers, page 66

16. Please advise us how you selected the largest customers from each of the fields. Please confirm that the companies selected are representative of your other largest customers in these fields.

17. Please disclose the name of the content provider for whom CDN
Consulting acted as reseller.

Executive Officers, page 73

18. Please identify your executive officers.

Compensation Discussion and Analysis, page 75

19. Refer to the first paragraph on page 76. Please provide additional disclosure regarding your policy that significant compensation derived from one component of compensation should not negate or reduce compensation from other components. For example, it appears from your disclosure later in the paragraph that you prefer to provide significant performance based compensation in lieu of significant base salary compensation.

20. We note that you rely in part on competitive benchmarking and consider the compensation of "comparable officers in other companies with which [you] compete." Please disclose the companies you use as comparables in setting compensation.

21. Please include additional disclosure regarding the board`s decision to grant bonuses of $337,622 each to Messrs. Raciborski, Gordon and Rinehart.
22. We note that you have in place annual target incentive bonuses and in some cases you use milestones in granting equity compensation;
however you have not provided a quantitative discussion of these targets or milestones or a discussion of the items of performance that are considered beyond the statement that your incentive bonuses were based on "over-achievement against our 2006 business plan." Please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific targets or milestones, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the targets or milestones. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Summary Compensation Table, page 78

23.  Please revise the order of footnotes 5 and 6.

Grants of Plan Based Awards in 2006, page 79

24. Please include footnote disclosure that addresses why the per share valuation used for Mr. Hale`s stock award is almost half the value used for Mr. Lunsford`s award which was made more than a month earlier.

Option Exercises and Stock Vested in last Fiscal Year, page 81

25. Please provide footnote disclosure that explains why no value was realized on the exercises by Messrs. Raciborski, Gordon and Rinehart.

Potential Payments upon Termination or Change-in-Control and other Distributions, page 84
26. Please specifically quantify health care benefits.  See
Instruction 2 to Item 402(j).

Certain Relationships and Related Party Transactions, page 89
27. Please revise to describe the events for which indemnification may be asserted.

Financial Statements and Notes

General

28. Continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Note 2.  Summary of Significant Accounting Policies and Use of
Estimates

Revenue Recognition, pages F-6 - F-7

29. Your customers have the right to cancel your service
agreements
prior to the expiration of the terms of your agreements.   Tell us
and consider disclosing how you considered the guidance in SAB
Topic
13 (A) (4) (a) in determining the appropriate accounting of revenue arrangements where cancellation rights exist.

30. You provide customized content delivery deployments and
solutions, built with some or all of your standard CDN components,
but in a configuration unique to the customer.   Tell us and
consider
disclosing your accounting policy for service arrangements where customization of your standard product exists.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2
31. Please disclose the type and amount of consideration received for the shares issued in (a)(3) and (4).
32. Please provide us with a detailed analysis of how the transactions described in (b) complied with Regulation D or Rule
701.

Exhibits

33. Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Wilson Lee, Staff Accountant at 202-551-3468 or
Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Mark Reinstra, Esq. (via facsimile)



Jeffrey W. Lunsford
Limelight Networks, Inc.
April 20, 2007
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